		SEC LETTER 2010		1 (1)
Prepared (also subject responsible if other)		No.
LME-10:002349 Uen
Approved	Checked	Date	Rev	Reference
2010-07-12

Attending to this matter:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	LM Ericsson, Telephone Company

Form 20-F for the fiscal year ended December 31 2009

Filed April 21, 2010

Dear Mr. Spirgel,

In response to the Securities and Exchange Commission’s letter to us, dated July 8, 2010, we respectfully request an extension to respond to the Commission’s comments. We believe an extension to August 31, 2010 would allow us to adequately address and respond to the Commission’s comments.

The reason for this additional extension is that the comments raised by the Commission present accounting issues that need to be discussed with our outside legal and accounting advisors, which due to summer vacations will require more time.

We believe the requested time extension will allow us to fully consider and respond to the comments made in the Commission’s July 8, 2010 letter. If you have any questions with respect to our request, please do not hesitate to contact Eva-Britt Allenius, our Head of External Reporting at +46 10 7199967 or me at +46 10 7195380.

Sincerely,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman
Roland Hagman Telefonaktiebolaget LM Ericsson (publ) Vice President Group Function Financial Control